Exhibit 15.3

[Letterhead of Haiwen & Partners]

April 19, 2018

To:	RISE Education Cayman Ltd Room 101, Jia He Guo Xin Mansion

No.15 Baiqiao Street, Guangqumennei

Dongcheng District, Beijing 100062

People’s Republic of China

Re:	Annual Report on Form 20-F of RISE Education Cayman Ltd

Dear Sirs or Madams:

We hereby consent to the filing of this letter as an exhibit to the annual report on Form 20-F for the year ended December 31, 2017 of RISE Education Cayman Ltd with the U.S. Securities and Exchange Commission, and to the references to our name under the headings “Organizational Structure” in such annual report. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission thereunder.

Sincerely yours,

/s/ Haiwen & Partners

Haiwen & Partners